Exhibit 3.1

AMENDMENT NO.1 TO THE AMENDED AND RESTATED BYLAWS

OF

REVA MEDICAL, INC.

By resolution of the Board of Directors of REVA Medical, Inc. on September 8, 2014, Article I, Section 3 of the Amended and Restated Bylaws of REVA Medical, Inc. was amended and restated in its entirety to read as follows:

SECTION 3. Quorum and Adjournment. Except as otherwise provided by law or the Corporation’s Amended and Restated Certificate of Incorporation, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of one-third of the issued and outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, present in person or by proxy, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of one-third of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The Chairman of the meeting or a majority of the shares so represented may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.